SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                              AIM TAX-EXEMPT FUNDS

On May 8-10, 2006, the Board of Trustees (the board) of AIM Tax-Exempt Funds on behalf of AIM Tax-Free Intermediate Fund approved modifying several of the fund's investment strategies. First, the board approved changing the quality criteria of municipal debt securities so that at least 80% of the municipal debt securities purchased by the fund are determined to be investment grade quality. In addition, up to 20% of the fund's assets may be invested in municipal debt securities which are determined to be below investment grade quality ("junk bonds"). Second, the board approved eliminating the maturity limitation on individual securities, and changing the dollar weighted average portfolio maturity to between three and ten years. The effective date of these changes was July 20, 2006.